Exhibit 12

ALERIS INTERNATIONAL, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in millions)

	(Successor)	(Predecessor)	(Successor)		(Predecessor)
	For the three months ended June 30		For the six months ended June 30
	2007	2006	2007		2006
Earnings:
Earnings (loss) before provisions for income taxes and minority interests	$30.6	$88.5	$(22.2)		$133.7
Add: Total fixed charges (per below)	58.3	14.9	118.1		30.0
Less: Interest capitalization	1.6	0.3	3.6		0.6

Total earnings (loss) before provision for income taxes and minority interest	87.3	103.1	92.3		163.1

Fixed Charges:
Interest expense, including interest capitalized	56.3	14.0	114.1		28.2
Portion of rental expense representative of the interest factor	2.0	0.9	4.0		1.8

Total fixed charges	58.3	14.9	118.1		30.0

Ratio of Earnings to Fixed Charges	1.5	6.9	(a	)	5.4

(a)	For the six months ended June 30, 2007, earnings were insufficient to cover fixed charges by $25.8.